December 8, 2004

Mail Stop 0409

Ian Morris
Chief Executive Officer
HouseValues, Inc.
15 Lake Bellevue Drive, Suite 100
Bellevue, Washington 98005

Re:	HouseValues, Inc.
	Registration Statement on Form S-1
      Registration No. 333-118740
      Supplemental Letter provided December 8, 2004

Dear Mr. Morris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. We have reviewed your supplemental response and recirculation analysis dated December 8, 2004. We will not raise any further comments if the registrant files a representation letter on EDGAR including the following representations:

(a)	The letter should confirm that the managing underwriter has
advised all potential members of the underwriting syndicate and the selling group and all the members of the managing underwriter`s own sales force of the material changes to the circulated preliminary prospectus that will appear in the final prospectus.

(b)	The letter should confirm that, prior to the delivery of
confirmations or final prospectuses, each member of the managing underwriter`s own sales force will advise each of its customers that is a prospective purchaser of the material changes to the circulated preliminary prospectus that will appear in the final prospectus.

(c)	The letter should either (1) confirm that each potential
member
of the underwriting syndicate and each potential member of the selling group has agreed to orally advise each of its customers that is a prospective purchaser in the offering of the material changes to the circulated preliminary prospectus that will appear in the final prospectus prior to the delivery of confirmations or final prospectuses, or (2) confirm that, prior to the delivery of confirmations or final prospectuses, all prospective purchasers will be advised of the material changes to the circulated preliminary prospectus that will appear in the final prospectus.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at (202) 824-5336 or Kathleen
A.
Collins at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-2987 with any other questions.


      			Sincerely,



      			Peggy Y. Kim
      			Senior Counsel


Cc: 	Scott L. Gelband, Esq. (via facsimile)
	Patrick J. Devine, Esq.
      Perkins Coie LLP
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HouseValues, Inc.
December 8, 2004
Page 1